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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 5)


                    Under the Securities Exchange Act of 1934


                                Day Runner, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    239545106
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



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CUSIP:  239545106                                                    Page 2 of 6

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Felice Willat

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [ ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------
                                    5.      SOLE VOTING POWER*
NUMBER OF
                                            271,252
SHARES

BENEFICIALLY                        6.      SHARED VOTING POWER*

OWNED BY                                    34,000

EACH                                7.      SOLE DISPOSITIVE POWER*

REPORTING                                   271,252

PERSON                              8.      SHARED DISPOSITIVE POWER*

WITH                                        34,000
----------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         305,252

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.40%

12.      TYPE OF REPORTING PERSON

         IN

----------------
*See Exhibit 1 for an explanation of Ms. Willat's holdings.



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CUSIP:  239545106                                                    Page 3 of 6

ITEM
1.

(a)      Day Runner, Inc.
(b)      2750 West Moore Avenue
         Fullerton, California 92633

ITEM 2.

(a)      Felice Willat
(b)      801 Greentree Road
         Pacific Palisades, California 90272
(c)      U.S.A.
(d)      Common Stock
(e)      239545106

ITEM 3.

         Not applicable.

ITEM 4.  Ownership.*

         (a)          Amount Beneficially owned:  305,252
         (b)          Percent of Class:  5.40%
         (c)          Number of shares as to which undersigned has:

                      (i)         Sole power to vote or direct the vote: 271,252
                      (ii)        Shared power to vote or direct the vote:
                                  34,000
                      (iii)       Sole power to dispose or
                                  to direct the disposition:
                                  271,252
                      (iv)        Shared power to dispose or to
                                  direct the disposition:  34,000

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another
Person.

         Not applicable.
--------------------
*See Exhibit 1 for an explanation of Ms. Willat's holdings.



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CUSIP:  239545106                                                    Page 4 of 6

ITEM 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the
Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10.  Certification.

         Not applicable.


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CUSIP:  239545106                                                    Page 5 of 6

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 13, 1998
                                               ---------------------------------
                                               Date


                                               /s/ FELICE WILLAT